UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

i2 Telecom International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, no par value
(Title of Class of Securities)

45070D 200
(CUSIP Number of Class of Securities)

Paul R. Arena
Chief Financial Officer
5070 Old Ellis Pointe,
Suite 110
Roswell, GA 30076
(404) 567-4750
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202
(214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$256,132.69	$ 14.29

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that warrants to purchase 25,613,269 shares of Common Stock of i2 Telecom International, Inc. having an aggregate value of $256,132.69 will be exchanged pursuant to this offer. The aggregate value of such warrants was calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934.

**
Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 12.41	Filing Party: i2 Telecom International, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: July 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2009, by i2 Telecom International, Inc., a Washington corporation (the “Company”), in connection with an offer (the “Offer”) by the Company to its warrant holders to exchange their outstanding warrants (“eligible warrants”) to purchase the Company’s Common Stock, no par value per share (“Common Stock”), for unregistered shares of our Common Stock (“restricted shares”) or for repricing of the exercise price.  The terms and conditions of the Offer are set forth in the Offer to Exchange Warrants for Shares of Common Stock or for Repricing (as supplemented or amended, the “Offer to Exchange”) and the accompanying Letter of Transmittal, which, as amended and supplemented from time to time, are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO and all amendments thereto, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein.  All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

This Amendment No. 4 is being filed for the purpose of amending and supplementing the “Summary Term Sheet”, “Number of Shares; Repricing; Expiration Date”, “Purpose of the Offer; Other Transactions” and “Source and Amount of Consideration; Terms of Shares” sections of the Offer to Exchange and Schedule A to the Offer to Exchange in order to correct certain clerical errors in the disclosures related to options and warrants.

The Offer to Exchange is hereby amended and supplemented as follows:

1.	The second sentence of page ii of the Offer to Exchange is deleted in its entirety and replaced with the following:

“As of the date of this Offer to Exchange, our executive officers and directors hold warrants to purchase 3,644,125 shares, or 14.2% of the shares underlying the eligible warrants.”

2.	The second and third sentences of the third paragraph of the answer to Question 5 on page 2 of the Offer to Exchange are deleted in their entirety and replaced with the following:

“The number of shares into which all options taken together could currently be exercised is approximately 5,243,015.  If all options are exchanged for shares, we will issue an additional 1,048,603 shares of our Common Stock to the option holders.”

3.	The second sentence of the first paragraph in Section 1 - “Number of Shares; Repricing; Expiration Date” on page 8 of the Offer to Exchange is deleted in its entirety and replaced with the following:

“Pursuant to the terms and conditions of this Offer, there are warrants to purchase 25,613,269 shares that are eligible to be surrendered for exchange for shares or repricing pursuant to the Offer.”

4.
The second and third sentences of the sixth paragraph in Section 2 - “Purpose of the Offer; Other Transactions” on page 10 of the Offer to Exchange are deleted in their entirety and replaced with the following:

“The number of shares into which all options taken together could currently exercise is approximately 5,243,015.  If all options are exchanged for shares, we will issue an additional 1,048,603 shares of our Common Stock to the option holders.”

5.	The third paragraph in Section 8 - “Source and Amount of Consideration; Terms of Shares” on page 17 of the Offer to Exchange is deleted in its entirety and replaced with the following:

“Pursuant to the terms and conditions of the Offer, there are eligible warrants to purchase 25,613,269 shares of our Common Stock. Were all of these eligible warrants properly tendered and accepted by us, we would issue an aggregate of 5,122,654 shares in connection with the Offer.”

6.
The first two sentences of the eighth paragraph in Section 8 - “Source and Amount of Consideration; Terms of Shares” on page 17 of the Offer to Exchange are deleted in their entirety and replaced with the following:

“There were 28,894,093 shares of Common Stock issued and outstanding as of June 22, 2009. In addition, we have reserved a total of (i) 30,856,284 shares of Common Stock for issuance upon exercise of outstanding options and warrants; (ii) 7,000,000 shares of Common Stock for issuance upon conversion of the outstanding shares of Preferred Stock Series F; and (iii) 113,096 shares of Common Stock for issuance upon conversion of notes. ”

7.
The table following the second paragraph in Section 10 – “Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities” on page 19 of the Offer to Exchange is deleted in its entirety and replaced with the following:

Name	# of Eligible Warrants	% of all Eligible Warrants	# of Restricted Shares to be Issued if all Eligible Warrants are Exchanged
Paul R. Arena Director, Chairman of the Board, Chief Financial Officer and Secretary	550,000	2.1%	110,000
Andrew L. Berman Director, Chief Executive Officer	625,000	2.4%	125,000
Timothy McGeehan Director	0	0.0%	0
Bruce C. Friedman Director	1,074,125	4.2%	214,825

Name	# of Eligible Warrants	% of all Eligible Warrants	# of Restricted Shares to be Issued if all Eligible Warrants are Exchanged
Frederick D. Mapp Director	0	0.0%	0
Michael D. Reardon Director	0	0.0%	0
Audrey Braswell Director	770,000	3.0%	154,000
Christopher Miltenberger President and Chief Operating Officer	625,000	2.4%	125,000
Douglas F. Bender General Manager, Senior Vice President Engineering	0	0.0%	0
Totals	3,644,125	14.2%	728,825

8.
The second and third sentences of the first paragraph in Section II(A) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Options” on page A-2 of Schedule A of the Offer to Exchange are deleted in their entirety and replaced with the following:

“The number of shares into which all options taken together could currently exercise is approximately 5,243,015.  If all options are exchanged for shares, we will issue an additional 1,048,603 shares of our Common Stock to the option holders.”

9.	The table in Section I - “Securities Transactions During the Past 60 Days” on page A-1 of Schedule A of the Offer to Exchange is amended to include the following information:

Name	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
McKim / Jackson	5/19/2009	60	$0.80	34,300
McKim / Cahill	5/19/2009	60	$0.80	35,000
Bruce Friedman	6/22/2009	60	$0.80	29,959
Bruce Friedman	6/22/2009	60	$0.80	346,225
Steel, Kenneth	6/10/2009	60	$0.80	258,333
Munoz, George	6/22/2009	60	$0.80	70,000
Munoz, George	6/22/2009	60	$0.80	70,000
Jackson, Peyton	5/27/2009	60	$0.80	25,000
Barr, David	7/15/2009	60	$0.80	100,000
Dunbar, Daryl	7/15/2009	60	$0.80	100,000

Name	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
Kern Trust	7/15/2009	60	$0.80	100,000
Case, George	7/15/2009	60	$0.80	8,000
Fox, Jay	7/15/2009	60	$0.80	10,000
Pignatello, Elizabeth	5/07/2009	60	$0.80	5,000
Reynolds	4/30/2009	60	$0.80	10,000
Montgomery, Mitch	7/15/2009	60	$0.80	76,669

10.
The following issuances from the table in Section I - “Securities Transactions During the Past 60 Days” on page A-1 of Schedule A of the Offer to Exchange are hereby amended as follows to correctly reflect a term of 60 months rather than 36 months:

Name	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
Edwards, Jerry	05/07/09	60	$0.80	20,000
Hoffman, Richard	05/11/09	60	$0.80	10,000
Monaco, Susan	05/11/09	60	$0.80	20,000
Robinson, Collin	05/07/09	60	$0.80	10,000
Robinson, Enid	05/07/09	60	$0.80	20,000
Slack, Robert	05/07/09	60	$0.80	20,000
Stephen Butterfield Trust	06/05/09	60	$0.63	3,000,000

11.
The following rows from the table following the fourth paragraph in Section II(A) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Options” on page A-3 of Schedule A of the Offer to Exchange are hereby deleted in their entirety:

Name	Grant Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Options
Jones, Jeffery	11/07/06	36	$1.20	5,000
Jones, Jeffrey	01/07/08	36	$1.00	20,000
Reese, David	05/01/07	36	$1.20	160,000
Reese, David	09/12/07	36	$1.20	80,000

12.
The table following the fourth paragraph in Section II(A) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Options” on page A-3 of Schedule A of the Offer to Exchange is amended to include the following information:

Name (*)	Grant Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Options
Travis Stevens	3/12/07	36	$2.20	6,000
Munoz, George	12/16/08	60	$0.80	50,000
Philip Rapp	12/28/08	36	$0.10	90,000
_______________________
*Please see Exhibit (d)(7) to the Schedule TO for the Form of Stock Option Agreement.

13.
The table following the first paragraph in Section II(B) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Warrants” on page A-4 of Schedule A of the Offer to Exchange is amended to include the following information:

Name (**)	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
McKim / Jackson	5/19/2009	60	$0.80	34,300
McKim / Cahill	5/19/2009	60	$0.80	35,000
Bruce Friedman	6/22/2009	60	$0.80	29,959
Bruce Friedman	6/22/2009	60	$0.80	346,225
Vestal Ventures	1/10/2007	60	$1.00	115,625
Vestal Ventures	4/1/2006	60	$1.00	78,250
Vestal Ventures	11/4/2007	60	$1.00	180,000
Al Lyons	5/10/2008	36	$0.80	300,000
Steel, Kenneth	2/18/2008	60	$0.80	50,000
Steel, Kenneth	6/10/2009	60	$0.80	258,333
Munoz, George	3/31/09	60	$1.00	10,000
Munoz, George	3/31/09	60	$1.00	10,000
Munoz, George	6/22/09	60	$0.80	70,000
Munoz, George	6/22/09	60	$0.80	70,000
Jackson, Peyton	5/27/2009	60	$0.80	25,000
Barr, David	7/15/2009	60	$0.80	100,000
Dunbar, Daryl	7/15/2009	60	$0.80	100,000
Kern Trust	7/15/2009	60	$0.80	100,000
Case, George	7/15/2009	60	$0.80	8,000
Fox, Jay	7/15/2009	60	$0.80	10,000
Montgomery, Mitch	7/15/2009	60	$0.80	76,669
____________________

**           Please see Exhibit (d)(6) to the Schedule TO for the Form of Warrant with cashless exercise provisions. These warrants are also subject to registration rights. Please see Exhibit (d)(15) to the Schedule TO for the Form of Registration Rights Agreement.

14.
The following rows from the table following the first paragraph in Section II(B) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Warrants” on page A-4 of Schedule A of the Offer to Exchange are hereby deleted in their entirety:

Name	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
Friedman, Bruce	10/30/07	36	$1.20	3,750
Knott, Wilson	02/28/07	36	$1.20	10,417

Name	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
Steel, Kenneth	09/19/08	60	$0.80	100,000
Vestal Venture Capital	08/24/08	60	$0.80	62,500
Vestal Venture Capital	10/22/08	60	$0.80	150,000
Vestal Venture Capital	10/24/08	60	$0.80	150,000
Vestal Venture Capital	10/24/08	60	$0.80	150,000
Vestal Venture Capital	11/07/08	60	$0.80	150,000

and replaced with the following information:

Name (**)	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
Joe Franke	10/30/07	36	$1.20	3,750
Knott, Wilson	02/28/07	60	$1.20	20,834
Steel, Kenneth	09/19/08	60	$0.80	200,000
Vestal Venture Capital	08/24/08	60	$0.80	75,000
Vestal Venture Capital	10/22/08	60	$0.80	162,500
Vestal Venture Capital	10/24/08	60	$0.80	450,000
Vestal Venture Capital	10/24/08	60	$0.80	487,500
Vestal Venture Capital	11/07/08	60	$0.80	187,500
____________________

**           Please see Exhibit (d)(6) to the Schedule TO for the Form of Warrant with cashless exercise provisions. These warrants are also subject to registration rights. Please see Exhibit (d)(15) to the Schedule TO for the Form of Registration Rights Agreement.

15.
The following issuances from the table following the second paragraph in Section II(B) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Warrants” on page A-3 of Schedule A of the Offer to Exchange are hereby amended as follows to correctly reflect a term of 60 months rather than 36 months:

Name	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
Barr	04/16/09	60	$0.80	100,000
Barton, Chad	02/28/07	60	$1.20	104,167
Barton, Chad	10/30/07	60	$1.20	37,500
Beckmann DE Tr	10/30/07	60	$0.70	25,000
Beckoff, Robert	12/28/06	60	$0.70	17,857
Beckoff, Robert	10/30/07	60	$0.70	3,125
Blumenstein	02/27/09	60	$0.80	30,000
Bradley	03/02/09	60	$0.80	50,000
Bromberg, David	02/28/07	60	$1.20	25,000
Bromberg, David	10/30/07	60	$1.20	2,400
Bromberg, David - IRA	10/30/07	60	$1.20	6,600
Bryde, Bruce	12/20/06	60	$0.70	28,571

Camera, David	12/20/06	60	$0.70	5,000
Case	04/27/09	60	$0.80	8,000
CEJ	02/05/09	60	$0.80	100,000
Chadwick, Michael	02/28/07	60	$1.20	10,417
Chadwick, Michael	10/30/07	60	$1.20	3,750
Church, Larry	02/28/07	60	$1.20	10,417
Church, Larry	10/30/07	60	$1.20	3,750
Clarke	03/13/09	60	$0.80	25,000
Crews, Jerry	12/28/06	60	$0.70	71,429
Crews, Jerry	02/28/07	60	$1.20	20,833
Crews, Jerry	10/30/07	60	$1.20	7,500
Crews, Jerry	10/30/07	60	$0.70	12,500
Delaware Charter Guarantee & Trust Co. TTEE F/B/O William Beckman,Acct #RHL 019712	12/28/06	60	$0.70	142,871
Dunbar	04/24/09	60	$0.80	100,000
Dutton, Kevin	02/28/07	60	$1.20	4,167
Dutton, Kevin	10/30/07	60	$1.20	750
Edwards, Jerry	05/07/09	60	$0.80	20,000
Flanagan, Jim	02/28/07	60	$1.20	10,417
Flanagan, Jim	10/30/07	60	$1.20	3,750
Franke, Joe	02/28/07	60	$1.20	10,417
Frankie, John	12/28/06	60	$0.70	71,429
Frankie, John	10/30/07	60	$0.70	12,500
Gibson	02/23/09	60	$0.80	110,000
Grace, Don	02/28/07	60	$1.20	10,417
Grace, Don	10/30/07	60	$1.20	3,750
Hachem, Stacia	10/30/07	60	$1.20	15,000
Hardin, Lee	02/28/07	60	$1.20	6,250
Hardin, Lee	10/30/07	60	$1.20	2,250
Heiken, Russ	02/28/07	60	$1.20	10,417
Heiken, Russ	10/30/07	60	$1.20	3,750
Hoffman, Richard	05/11/09	60	$0.80	10,000
Hornsby, Jared	10/30/07	60	$1.20	750
Jackson, Peyton	02/27/09	60	$0.80	25,000
Johnson, Terry	02/28/07	60	$1.20	10,417
Johnson, Terry & Mar	10/30/07	60	$1.20	3,750
Jones, David	02/28/07	60	$1.20	16,667
Jones, David	02/28/07	60	$1.20	27,083
Jones, David & Connie	10/30/07	60	$1.20	15,750

Kern	02/18/09	60	$0.80	40,000
Kern	04/24/09	60	$0.80	100,000
Kirchofer, Bill	02/28/07	60	$1.20	12,500
Kirchoffer, Bill	10/30/07	60	$1.20	4,500
Kistner, Jerry	02/28/07	60	$1.20	10,417
Klefos, Erik	02/28/07	60	$1.20	10,417
Klefos, Erik - IRA	10/30/07	60	$1.20	3,750
Knapp, Eric "Rick"	10/30/07	60	$1.20	3,750
Knott, Wilson	12/28/06	60	$0.70	71,429
Knott, Wilson	12/28/06	60	$0.70	71,429
Knott, Wilson	02/28/07	60	$1.20	10,417
Knott, Wilson	10/30/07	60	$1.20	3,750
Knott, Wilson	10/30/07	60	$0.70	25,000
Knotts, Greg	02/28/07	60	$1.20	10,417
Knotts, Greg	10/30/07	60	$1.20	3,750
Mack, Jim & Bonnie	02/28/07	60	$1.20	20,833
Mack, Jim & Bonnie	10/30/07	60	$1.20	7,500
Mark Fantino	02/03/09	60	$0.80	25,000
Marshall Folkes	03/12/09	60	$0.80	50,000
Monaco, Susan	05/11/09	60	$0.80	20,000
Munoz, George	12/28/06	60	$0.70	71,429
Munoz, George	02/28/07	60	$1.20	20,833
Munoz, George	10/30/07	60	$1.20	7,500
Munoz, George	10/30/07	60	$0.70	12,500
Napp, Rick	02/28/07	60	$1.20	10,417
Pignatello, Elizabeth	05/07/09	60	$0.80	5,000
Pitelli, Mary	02/28/07	60	$1.20	10,417
Pitelli, Mary	10/30/07	60	$1.20	3,750
Rapp, Phillip	10/30/07	60	$0.70	25,000
Reynolds	04/30/09	60	$0.80	10,000
Ricci	02/05/09	60	$0.80	25,000
Ritter, Robert	02/28/07	60	$1.20	10,417
Ritter, Robert	10/30/07	60	$1.20	3,750
Robinson, Collin	05/07/09	60	$0.80	10,000
Robinson, Enid	05/07/09	60	$0.80	20,000
Ron & Mary Hooker	02/06/09	60	$0.80	25,000
Ron Hooker	02/05/09	60	$0.80	25,000
Salerno, Russ	02/28/07	60	$1.20	10,417
Salerno, Russ	10/30/07	60	$1.20	3,750
Sanders 1998 Children's Trust	10/30/07	60	$0.70	9,375
Sanders 1998 Children's Trust DTD 12/01/97	12/28/06	60	$0.70	53,571

Sanders, Don	12/28/06	60	$0.70	53,571
Sanders, Don	10/30/07	60	$0.70	9,375
Sanders, Katherine	12/28/06	60	$0.70	53,571
Sanders, Katherine	10/30/07	60	$0.70	9,375
Schwartz, Jay	02/28/07	60	$1.20	62,500
Slack, Robert	05/07/09	60	$0.80	20,000
Snyder, Ward	12/20/06	60	$0.70	28,571
Staudinger, David	10/30/07	60	$1.20	3,750
Stephen Butterfield Trust	04/27/09	60	$0.63	500,000
Stephen Butterfield Trust	06/05/09	60	$0.63	3,000,000
Stern, Richard	12/20/06	60	$0.70	7,143
Stilwell	03/13/09	60	$0.80	5,000
Tanner, Jeff	02/28/07	60	$1.20	10,417
Tanner, Jeff	10/30/07	60	$1.20	3,750
Thurston, Ron	02/28/07	60	$1.20	12,500
Thurston, Ron	10/30/07	60	$1.20	4,500
Verdi Trading	10/30/07	60	$1.20	22,500
Weir, Don & Julie	12/28/06	60	$0.70	53,571
Weir, Don & Julie	10/30/07	60	$0.70	9,375
Winslow, Grover	12/28/06	60	$0.70	35,714
Winslow, Grover	10/30/07	60	$0.70	6,250
Yeh's Mechanical Services	12/20/06	60	$0.70	71,429
Zyngier, Alex	02/28/07	60	$1.20	41,667

16.
The table following the second paragraph in Section II(B) - “Agreements, Arrangements and Understandings between the Company or any of our Officers or Directors and any Other Person with Respect to our Securities - Warrants” on page A-10 of Schedule A of the Offer to Exchange is amended to include the following information:

Name (***)	Issue Date	Term (Months)	Price	Number of Shares of Common Stock Underlying Warrants
21st Century Strategic	05/30/09	36	$0.10	112,500
21st Century Strategic	06/30/09	36	$0.10	112,500
Reese, David	05/01/07	36	$1.20	160,000
Reese, David	09/12/07	36	$1.20	80,000
MyNuMo	06/30/08	36	$1.50	100,000
_______________________
***           Please see Exhibit (d)(5) to the Schedule TO for the Form of Warrant without cashless exercise provisions.

17.	The Company has extended the expiration date of the offer to August 14, 2009, at 5:00 P.M. Atlanta Time. Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit
Number	Exhibit Name
(a)(8)	Press Release issued on July 30, 2009 informing stockholders of increase and extension of tender offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I2 TELECOM INTERNATIONAL, INC.

By:	/s/ Paul R. Arena

Name:	Paul R. Arena

Title:	Chief Financial Officer

Date:	July 30, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)*	Offer to Exchange Warrants for Shares of Common Stock or for Repricing, dated July 1, 2009

(a)(2)*	Form of Letter of Transmittal

(a)(3)*	Form of Withdrawal Letter

(a)(4)*	Email to Eligible Participants, dated July 1, 2009

(a)(5)*	Form of Participant Statement

(a)(6)*	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(a)(7)*	Sticker to Offer to Exchange Warrants mailed to eligible participants on July 1, 2009

(a)(8)	Press Release issued on July 30, 2009 informing stockholders of increase and extension of tender offer

(d)(1)	Form of Promissory Note (Incorporated by reference to Exhibit (d)(1) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(2)	Form of Non-Negotiable Secured Promissory Note (Incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(3)
Form of Note Purchase Agreement and 6% Senior Secured Subordinated Convertible Senior Note (Incorporated by reference to Exhibit (d)(3) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(4)	Form of Non-Negotiable Secured Promissory Note (Incorporated by reference to Exhibit (d)(4) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(5)	Form of Warrant (without cashless exercise provisions) (Incorporated by reference to Exhibit (d)(5) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(6)	Form of Warrant (with cashless exercise provisions) (Incorporated by reference to Exhibit (d)(6) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(7)	Form of Stock Option Agreement (Incorporated by reference to Exhibit (d)(7) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(8)
Purchase Agreement between Bruce Friedman and i2 Telecom International, Inc., dated May 9, 2008 (Incorporated by reference to Exhibit (d)(8) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(9)
Employment Agreement, dated April 20, 2009, by and between the Company and Andrew L. Berman. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(10)
Employment Agreement, dated April 20, 2009, by and between the Company and Paul R. Arena. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(11)
Employment Agreement, dated April 20, 2009, by and between the Company and Christopher R. Miltenberger. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(12)
Employment Agreement, dated April 20, 2009, by and between the Company and Douglas F. Bender. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(13)	Form of Warrant (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(14)	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(15)	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed May 4, 2009.)

(d)(16)	Warrant (Incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(17)	Amended and Restated Warrant (Incorporated by reference to Exhibit 4.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(18)	Subscription Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(19)	Exchange Agreement (Incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(20)
i2 Telecom International, Inc. Amended and Restated 2004 Incentive Stock Option Plan (Incorporated by reference to Exhibit 4.1 to the Company’s Post-effective Amendment No. 3to Form S-8 Registration Statement, filed with the Commission on June 25, 2009)

(d)(21)	Amendment to Employment Agreement with Andrew L. Berman (Incorporated by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(22)	Amendment to Employment Agreement with Paul R. Arena (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(23)	Amendment to Employment Agreement with Christopher R. Miltenberger (Incorporated by reference to Exhibit 10.05 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(24)	Amendment to Employment Agreement with Douglas F. Bender (Incorporated by reference to Exhibit 10.06 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

* Previously filed.